AK VF 4-2-02

02019511

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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SEC FILE NUMBER
8-42982

SEC MAIL PROCESSING RECEIVED MAR 27 2002

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Wm. H. Murphy & Co., Inc.

OFFICIAL USE ONLY
27274
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2200 Post Oak Blvd., Suite 514

(No. and Street)

Houston, Texas 77056

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William H. Murphy (713) 965-9494

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jim F. Herring, CPA

(Name — *if individual, state last, first, middle name*)

2200 Post Oak Blvd., Suite 417 Houston, Texas 77056

(Address) (City) (State) (Zip Code)

PROCESSED
APR 05 2002
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

VF 4/4

OATH OR AFFIRMATION

I, William H. Murphy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wm. H. Murphy & Co., Inc., as of December 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

William H. Murphy
Signature

Pres.
Title

Shanna M Kelley
Notary Public

NOTARY PUBLIC STATE OF TEXAS
Shanna M Kelley
My Commission Expires
February 16, 2004

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

As of December 31, 2001, the Company had no liabilities subordinated to the claims of Creditors and there were no changes in subordinated liabilities during the reporting period of December 31, 2000 to December 31, 2001.

JIM F. HERRING

CERTIFIED PUBLIC ACCOUNTANT

2200 POST OAK BLVD. • SUITE 417

HOUSTON, TEXAS 77056

(713) 840-7333 • FAX (713) 840-7117

Report of Independent Auditors

Board of Directors and Stockholder
Wm. H. Murphy & Co., Inc.

We have audited the accompanying statement of financial condition of Wm. H. Murphy & Co., Inc. as of December 31, 2001 and 2000, and the related statement of operations, changes in stockholder's equity and cash flows for the years then ended. The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wm. H. Murphy & Co., Inc. at December 31, 2000 and 1999, and the results of its operations, changes in stockholder's equity and cash flow for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our examination was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17A-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

March 4, 2002

WM. H. MURPHY & CO., INC.
Statement of Financial Condition
December 31, 2001 and 2000

ASSETS

	2001	2000
Cash in banks	$ 3,694	$ 27,710
Deposits with clearing organizations	12,645	12,255
Receivable from brokers and dealers	2,566	9,461
Receivable from shareholders	4,456	-
Prepaid expenses	-	2,811
Investments	90,147	57,613
Furniture and equipment, at cost, less accumulated depreciation of $9,467 and $9,218, respectively	1,000	1,250
Total assets	$ 114,508	$ 111,100

LIABILITIES AND STOCKHOLDER'S EQUITY

	2001	2000
Accounts payable, accrued expenses and other liabilities	$ 7,871	$ 9,682
Stockholder's equity:		
Common stock, $1 par value; 1,000,000 shares authorized; 8,000 shares issued and outstanding	8,000	8,000
Additional paid in capital	540,773	420,918
Accumulated deficit	(442,136)	(327,500)
Total stockholder's equity	106,637	101,418
Total liabilities and stockholder's equity	$ 114,508	$ 111,100

See accompanying notes.

WM. H. MURPHY & CO., INC.
Statement of Operations
Years ended December 31, 2001 and 2000

	2001	2000
Revenues:		
Commissions	$ 50,634	$ 71,161
Investment banking income	34,839	84,170
Consulting income	8,512	26,593
Net dealer investment gains	9,436	1,530
Other	2,384	1,924
Total revenues	105,805	185,378
Expenses:		
Legal and professional	14,041	15,105
Salaries, labor and related costs	106,319	99,966
Office rentals	34,193	34,467
Clearing charges	16,404	18,370
Travel and entertainment	24,798	30,134
Telephone and equipment rentals	10,336	7,851
Office supplies, postage and expenses	6,261	10,331
Regulatory fees and assessments	3,255	2,450
Other	2,486	3,329
Insurance	4,518	1,260
Total expenses	222,611	223,263
Operating income (loss)	(116,806)	(37,885)
Interest income	2,170	5,993
Income (loss) before provision for income tax	(114,636)	(31,892)
Provision for federal income tax	-	-
Net income (loss)	$(114,636)	$(31,892)

See accompanying notes.

WM. H. MURPHY & CO., INC.
Statement of Changes in Stockholder's Equity
Years ended December 31, 2001 and 2000

	Common Stock	Additional Paid In Surplus	Accumulated Deficit	Total
Balances at January 1, 2000	$ 8,000	$ 407,442	$(295,608)	$ 119,834
Capital contributions during the year ending December 31, 2000	-	13,476	-	13,476
Net income (loss) for the year ending December 31, 2000	-	-	(31,892)	(31,892)
Balances at December 31, 2000	8,000	420,918	(327,500)	101,418
Capital contributions during the year ending December 31, 2001	-	119,855	-	119,855
Net income (loss) for the year ending December 31, 2001	-	-	(114,636)	(114,636)
Balances at December 31, 2001	$ 8,000	$ 540,773	$(442,136)	$ 106,637

See accompanying notes.

WM. H. MURPHY & CO., INC.
Statement of Cash Flows
Years ended December 31, 2001 and 2000

	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$(114,636)	$(31,892)
Adjustments to reconcile net income to net cash provided (used) in operating activities:		
Depreciation	250	23
Increase in deposits	(390)	(620)
Decrease (increase) in receivables	2,439	15,449
Decrease (increase) in prepaid expenses	2,811	(2,811)
Unrealized loss (gain) on investments	(7,291)	(1,530)
Increase (decrease) in accounts payable and accruals	(1,811)	6,651
Net cash provided by (applied to) operating activity	(118,628)	(14,730)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Purchase of investments	-	46,850
Purchase of furniture and equipment	-	1,250
Net cash used by investing activity	-	48,100
CASH FLOWS FROM FINANCING ACTIVITIES:		
Contributions of additional paid in capital	94,612	13,476
Dividends paid to stockholder	-	-
Net cash provided by financing activity	94,612	13,476
Net increase (decrease) in cash	(24,016)	(49,354)
Cash at beginning of period	27,710	77,064
Cash at end of period	$ 3,694	$ 27,710
SUPPLEMENTAL DISCLOSURE:		
Noncash financing transactions- Contribution of marketable securities by sole shareholder	$ 25,243	$ -

See accompanying notes.

WM. H. MURPHY & CO., INC.

NOTES TO FINANCIAL STATEMENTS

For the year ended December 31, 2001

1. Organization and significant accounting policies

Wm. H. Murphy & Co., Inc. was incorporated under the laws of the State of Texas on August 14, 1990 and commenced operations as a broker/dealer effective January 1, 1991.

Customer securities transactions are handled through a clearing broker dealer under an agreement dated December 7, 1990. The Company does not hold customer funds or securities and operates pursuant to the exemptive provisions of paragraph k(2)(ii) of SEC Rule 15c3-3 (the "Customer Protection Rule"). Commission income and expenses are recorded on a settlement date basis as reported by the clearing broker dealer. Investment banking revenue is recorded at the time the settlement is made.

Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" (SFAS 109). Under SFAS 109, the deferred tax provision is determined under the liability method. Under this method, deferred tax assets and liabilities are recognized based on differences between the financial statements and the tax bases of assets and liabilities using presently enacted tax rates. As a result of operating losses incurred by the Company since its inception, the deferred tax benefit of operating loss carryforwards has not been recognized as the realization of the deferred asset is not reasonably assured.

Marketable securities are valued at market value. The resulting difference between cost and market is included in income.

Depreciation is provided on a straight line basis using estimated useful lives of seven years.

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

2. **Net capital requirements**

The Company is subject to the net capital requirements under Rule 15c3-1 of the Securities and Exchange Act of 1934, which requires the maintenance of minimum net capital, as defined. At December 31, 2001, the Company had net capital, as defined, of $53,967, which was $48,967 in excess of its required net capital of $5,000.

3. **Fair value of financial investments**

The estimated fair value of the Company's financial instruments at December 31, 2001 are as follows:

	Carrying amount	Fair Value
Cash in banks	$ 3,694	$ 3,694
Investments for which it is:		
Practical to estimate fair value	57,047	57,047
Not practical to estimate fair value	33,100	33,100

The following methods and assumptions were used to estimate fair value of each class of financial instruments:

Cash in banks - The carrying amount approximates fair value because of the short maturity of those investments.

Investments - Fair value of some investments are estimated based upon quoted market prices at the balance sheet date. Other investments are carried at cost, since there is no quoted market prices for the investments and it is not reasonable to estimate fair value of the investment representing less than 1% of the issued common stock of an untraded company. At September 30, 2001, the latest available financial data on the untraded company, the total assets of the company exceeded $1.3 billion and stockholders' equity exceeded $526 million. Revenues and net income for the nine months then ended exceeded $641 million and $53 million, respectively.

4. **Commitments**

The Company leases its office facilities under a sixty (60) month lease, which lease became effective on September 1, 1998.

At December 31, 2001, future minimum rental payments under the lease are as follows:

Year ending December 31,	
2002	35,071
2003	23,381
Total minimum rental payments	$ 58,452

Rent expense for all operating leases totaled $34,193 in the year ended December 31, 2001.

5. **Federal Income Taxes**

As of December 31, 2001, the company had net operating loss carryforwards totaling approximately $388,000 These net operating loss carryforwards will expire, if not otherwise utilized, in years 2005 - 2019.

6. **Contingency**

During the period ended December 31, 2001, the Company billed a customer consulting fees in the approximate amount of $200,000, which amount has not been recognized in the accompanying financial statements. The fees are payable out of the proceeds of a pending merger of two companies. Collection of the fees is dependent upon certain future events, which events cannot be predicted or controlled by the Company.

Schedule I

WM. H. MURPHY & CO., INC.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Act

As of December 31, 2001

Total assets		$114,508
Less: Total liabilities (exclusive of subordinated debt)		7,871
Net worth		106,637
Deductions from and/or charges to net worth:		
Total non-allowable assets	$ 38,556	
Other deductions or charges	-	
Total deductions from net worth		38,556
Net capital before haircuts on securities positions		68,081
Haircuts on securities:		
Certificates of deposit and commercial paper	-	
U.S. and Canadian government obligations	-	
State and municipal government and	-	
obligations	-	
Corporate obligations	-	
Stocks and warrants	8,557	
Options	-	
Arbitrage	-	
Other securities	-	
Undue concentration	5,557	
Total haircuts of securities		14,114
Net capital		$ 53,967
Minimum net capital requirement		$ 5,000
Excess net capital		$ 48,967
Aggregate indebtedness		$ 7,871
Ratio of aggregate indebtedness to net capital		14.6%
Ratio of subordinated indebtedness to debt/equity total		$ -

RECONCILIATION WITH COMPANY'S COMPUTATION:

Net capital, as reported in Company's Part II (Unaudited) FOCUS report	$ 37,591
Allowable assets erroneously reported as non-allowable	
Deposits	-
Accrued interest receivable	-
Difference due to offsetting various assets accounts against related liabilities	-
Net audit adjustments	(176,442)
Other items, net	192,818
Net capital per above	$ 53,967

Schedule II

WM. H. MURPHY & CO., INC.
Supplementary Information
Form X-17a-5
Part III

Part (h) Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3.

The Company is not subject to the Reserve Requirements pursuant to Rule 15c3-3 because the Company operates under the exemptive provisions and paragraph k(2)(ii) of SEC Rule 15c3-3.

Part (i) Information relating to the Possession or Control Requirements under Rule 15c3-3.

The Company is not subject to the Possession and Control Requirements under Rule 15c3-3. The Company does not possess nor control any customer funds or securities that would require disclosure under said rule. The Company operates under the exemptive provisions of paragraph K(2)(ii) of Rule 15c3-3.

Part (j) A reconciliation of the computation on the net capital under Rule 15c3-1 and the computation for determination of Reserve Requirements under Exhibit A of Rule 15c3-3.

There were no material differences between the computation of net capital pursuant to Rule 15c3-1 and the corresponding net capital amount prepared by Wm. H. Murphy & Co., Inc. and included in the Company's Part IIA (unaudited) FOCUS report as of December 31, 2001.

The computation for Determination of Reserve Requirements pursuant to Rule 15c3-3 and the Information Relating to Possession or Control Requirements under Rule 15c3-3 have been omitted because the firm is exempt under paragraph K(2)(ii) of SEC Rule 15c3-3.

Part (k) Reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.

There were no material differences between the audited and unaudited financial statements at year end. The Company does not follow any methods of consolidation.

JIM F. HERRING

CERTIFIED PUBLIC ACCOUNTANT

2200 POST OAK BLVD. • SUITE 417

HOUSTON, TEXAS 77056

(713) 840-7333 • FAX (713) 840-7117

SIPC SUPPLEMENTAL REPORT

March 4, 2002

Board of Directors
Wm. H. Murphy & Co., Inc.
2200 Post Oak Blvd., Suite 514
Houston, Texas 77056

Dear Sirs:

I am an independent certified public accountant with respect to Wm. H. Murphy & Co., Inc., and my recent examination of their Financial Statements was as of December 31, 2001, upon which I reported under date of March 4, 2002.

With respect to the preparation of the SIPC Supplemental Report pursuant to Rule 17A-5(e)(4) of the Securities and Exchange Commission, Wm. H. Murphy & Co., Inc., is adhering to NASD notice to Members 89-25 which included a no action letter from the SEC which waives the preparation of the supplemental accountant's report for any firm that has gross annual revenues of $500,000 or less.

Yours very truly,

Jim Herring

JFH/jhs

JIM F. HERRING

CERTIFIED PUBLIC ACCOUNTANT

2200 POST OAK BLVD. • SUITE 417

HOUSTON, TEXAS 77056

(713) 840-7333 • FAX (713) 840-7117

Independent Auditor's Report on Internal Accounting Control Required by SEC Rule 17a-5

March 4, 2002

Board of Directors
Wm. H. Murphy & Co., Inc.
Houston, Texas

I have examined the financial statements of Wm. H. Murphy & Co., Inc. for the year ended December 31, 2001, and have issued my report thereon dated March 4, 2001. As part of my examination, I made a study and evaluation of the Company's system of internal accounting control to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of my study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including test of compliance with such practice and procedures) followed by Wm. H. Murphy & Co., Inc. that I considered relevant to the objectives stated in rule 17a-5(g)(1) in making the periodic computations of aggregate indebted-ness and net capital under rule 17a-3(a) (II) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3, I determined that the company was in compliance with the conditions of the exemption and that no facts came to my attention that such conditions had not been complied with during the period.

I also made a study for the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(II) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. I did not review the practices and procedures followed by the Company in making the quarterly securities examin-ations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-12 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evalu-ation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, I do not express an opinion on the system of internal accounting control of Wm. H. Murphy & Co., Inc. taken as a whole, however, my study and evaluation disclosed no condition that I believe to be a material weakness.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objective in all material respects indicate a material inadequacy for such purposes. Based on this under-standing and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

Jim Herring, CPA

Houston, Texas